Filed by Farmers National Banc Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Farmers National Banc Corp.

Commission File: 333-291742

Date: January 29, 2026

Independent Proxy Advisory Firm ISS Recommends

Shareholders Vote “FOR” Farmers National Banc Corp.

Proposed Merger with Middlefield Banc Corp.

Recommendation Highlights Strategic Benefits and Value Creation of Merger

The Board of Directors Urges Shareholders to Vote by February 9, 2026, at 11:59 p.m., ET

CANFIELD, Ohio– January 29, 2026 — Farmers National Banc Corp. (“Farmers”) (NASDAQ: FMNB), the holding company for The Farmers National Bank of Canfield (“Farmers National Bank”), today announced that Institutional Shareholder Services, Inc. (“ISS”), an independent proxy advisory firm, has recommended shareholders vote “FOR” all proposals at the Special Meeting of Shareholders to be held on February 10, 2026, including the Company’s proposed merger of Middlefield Banc Corp. (“Middlefield”) (NASDAQ: MBCN), the holding company for The Middlefield Banking Company (“Middlefield Bank”), into Farmers.

ISS is widely recognized as a leading independent voting and corporate governance advisory firm. ISS analyses and recommendations are relied on by many major institutional investment firms, mutual funds and fiduciaries throughout North America.

Shareholders are Encouraged to Vote Ahead of the Proxy Deadline

Farmers reminds those shareholders that have not yet voted to vote without delay FOR the merger and the other proposals to be considered at the Special Meeting of Shareholders.

Additional information about the merger and voting instructions can be found in the joint proxy statement/prospectus of Farmers and Middlefield that was distributed to Farmers’ shareholders.

FOR ASSISTANCE WITH VOTING YOUR SHARES, PLEASE CONTACT ALLIANCE ADVISORS AT 1-855-206-1454.

About Farmers National Banc Corp.

Founded in 1887, Farmers National Banc Corp. is a diversified financial services company headquartered in Canfield, Ohio, with $5.2 billion in banking assets. Farmers National Banc Corp.’s wholly-owned subsidiaries are comprised of The Farmers National Bank of Canfield, a full-service national bank engaged in commercial and retail banking with 62 banking locations in Mahoning, Trumbull, Columbiana, Portage, Stark, Wayne, Medina, Geauga and Cuyahoga Counties in Ohio and Beaver, Butler, Allegheny, Jefferson, Clarion, Venango, Clearfield, Mercer, Elk and Crawford Counties in Pennsylvania, and Farmers Trust Company, which operates trust offices and offers services in the same geographic markets. Total wealth management assets under care at December 31, 2025 are $4.7 billion. Farmers National Insurance, LLC, a wholly-owned subsidiary of The Farmers National Bank of Canfield, offers a variety of insurance products.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements based upon Farmers’ and Middlefield’s current expectations. This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only management’s current expectations and forecasts regarding future events, many of which, by their nature, are inherently uncertain and outside of Farmers’ control. Forward-looking statements are not historical facts but instead represent only management’s current expectations and forecasts regarding future events, many of which, by their nature, are inherently uncertain and outside of Farmers’ and Middlefield’s control. Forward- looking statements are identified by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not a guarantee of future performance and actual future results could diﬀer materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are diﬃcult to predict and many of which are outside of Farmers’ and Middlefield’s control. Numerous uncertainties, risks, and changes could cause or contribute to each of Farmers’ and Middlefield’s actual results, performance, and achievements to be materially diﬀerent from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these diﬀerences include, without limitation, the possibility that the closing of the proposed transaction is delayed or does not occur at all because required regulatory approvals, shareholder approval or other conditions to the transaction are not obtained or satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all; Farmers’ failure to integrate Middlefield and Middlefield Bank in accordance with expectations; deviations from performance expectations related to Middlefield and Middlefield Bank; diversion of management’s attention on the proposed transaction; significant changes in economic conditions in markets where Farmers and Middlefield conducts business, which could materially impact credit quality trends; significant changes in U.S. economic conditions including those resulting from continued high rates of inflation, tightening monetary policy of the Board of Governors of the Federal Reserve, and eﬀects of U.S. and foreign country tariﬀ policies; general business conditions in the banking industry; the regulatory environment; general fluctuations in interest rates; demand for loans in the market areas where Farmers and Middlefield conducts business; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with regional and national financial institutions; and new service and product oﬀerings by competitors and price pressures; and other factors disclosed periodically in both Farmers’ and Middlefield’s filings with the Securities and Exchange Commission (the “SEC”) including each of Farmers’ and Middlefield’s Annual Report on Form 10-K for the year ended December 31, 2024, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 related to the proposed merger filed with the SEC. Such reports are available on the SEC’s website at www.sec.gov, on Farmers’ website at www.farmersbankgroup.com under the “Investor Relations” section, and on Middlefield’s website at www.middlefieldbank.bank.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, readers should not rely on any forward-looking statement as a prediction of future events. Any forward-looking statement speaks only as of the date on which it is made, and Farmers and Middlefield expressly disclaims any obligation to update its forward-looking statements whether as a result of new information, future events or otherwise.

OTHER INFORMATION

In connection with the proposed merger, Farmers has filed relevant materials with the SEC, including a Registration Statement on Form S-4 that contains a definitive joint proxy statement/prospectus of Farmers and Middlefield (the “joint proxy statement/ prospectus”). The Registration Statement was declared eﬀective on December 15, 2025 and Farmers has filed or may file other documents regarding the proposed merger with the SEC. The joint proxy statement/prospectus was mailed to Farmers’ and Middlefield’s shareholders seeking certain approvals related to the proposed merger. This press release does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which the oﬀer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No oﬀer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended. This document is not a substitute for the joint proxy statement/prospectus or for any other document that Farmers has filed or may file with the SEC in connection with the proposed merger.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FARMERS, MIDDLEFIELD, THE PROPOSED MERGER AND RELATED MATTERS THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The respective directors and executive officers of Farmers and Middlefield and other persons may be deemed to be participants in the solicitation of proxies from Farmers and Middlefield shareholders with respect to the merger. Information regarding the directors of Farmers is available in its proxy statement filed with the SEC on March 18, 2025 in connection with its 2025 Annual Meeting of Shareholders and information regarding the executive officers of Farmers is available in its Form 10-K filed with the SEC on March 6, 2025. Information regarding the directors of Middlefield is available in its proxy statement filed with the SEC on April 4, 2025 in connection with its 2025 Annual Meeting of Shareholders and information regarding the directors and executive officers of Middlefield is available in its Form 10-K filed with the SEC on March 13, 2025. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus that is included in the Registration Statement and other relevant materials to be filed with the SEC.

The joint proxy statement/prospectus and other documents filed by Farmers or Middlefield with the SEC are available free of charge from the SEC’s website at www.sec.gov or through Farmers’ website at www.farmersbankgroup.com or Middlefield’s website at www.middlefieldbank.bank. Before making any voting or investment decision, investors and shareholders of Farmers and Middlefield are urged to read carefully the entire registration statement and definitive joint proxy statement/prospectus, including any amendments thereto, because they contain important information about the proposed transaction.

Company Contact:

Amber Wallace

Executive Vice President, Chief Retail/Marketing Officer

330-720-6441

awallace@farmersbankgroup.com